UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized disclosure report

Blonder Tongue Laboratories, Inc.

(Exact name of Registrant as specified in its Charter)

1-14120

Commission file number

Delaware	52-1611421
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

One Jake Brown Road, Old Bridge, NJ	08857
(Address of principal executive offices)	(Zip Code)

Eric Skolnik, Senior Vice President 732-679-4000 x4325

Name and telephone number, including area code of the person to contact in connection with this report:

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Blonder Tongue Laboratories, Inc. (the “Company”) has filed this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2017 to December 31, 2017. A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto, and is publicly available at www.blondertongue.com under the “About Us - Investor Relations - Conflict Minerals Report” caption.

Item 1.02 Exhibit

The Company is filing, as Exhibit 1.01 to this Form SD, the Conflict Minerals Report required by Items 1.01 and 1.02 hereto.

Section 2 – Exhibits

Item 2.01 Exhibits

Listed below is the following exhibit filed as part of this report.

Exhibit 1.01 –	Conflict Minerals Report of the Company

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BLONDER TONGUE LABORATORIES, INC.

/s/ Eric Skolnik
Dated: May 31, 2018	Eric Skolnik
Senior Vice President, Chief Financial Officer and Treasurer

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